SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

David Hernandez

c/o Hunt Consolidated, Inc.

1900 N. Akard Street

Dallas, TX 75201

Tel: (214) 978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 45685L 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunt Consolidated, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,270,867
	8	SHARED VOTING POWER 1,569,106*
	9	SOLE DISPOSITIVE POWER 15,270,867
	10	SHARED DISPOSITIVE POWER 1,569,106*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,839,973+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4% °
14	TYPE OF REPORTING PERSON CO – corporation

*	Consists of common units (“common units”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”), held by Electricity Participant Partnership, LLC (“EPP”), which is a subsidiary of Hunt Consolidated, Inc. (“Hunt Consolidated”), for the benefit of current and former employees and service providers to Hunt Consolidated. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of common stock, par value $0.01 per share of InfraREIT, Inc. (“Common Stock”), on a one-for-one basis, beginning the day before the first year anniversary of the closing of InfraREIT, Inc.’s initial public offering.

+	Consists of (i) 3,176,878 shares of Common Stock held by Hunt Transmission Services, L.L.C., a subsidiary of Hunt Consolidated (“HTS”), and (ii) 13,663,095 common units held by HTS and EPP. The shares of Common Stock and common units were originally held by Hunt-InfraREIT, L.L.C., a Delaware limited liability company and a subsidiary of Hunt Consolidated (“Hunt-InfraREIT”), and were subsequently distributed by Hunt-InfraREIT to HTS and EPP. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis, beginning the day before the first year anniversary of the closing of InfraREIT, Inc.’s initial public offering. Hunt Consolidated exercises investment discretion and control over the shares of Common Stock and common units referenced above.
°	In computing the percentage ownership, the reporting person has assumed that the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no units representing limited partnership interests held by other persons have been exchanged for shares of Common Stock.

Common Unit CUSIP No. 45685L 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunter L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,839,973*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,839,973*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,839,973*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%±
14	TYPE OF REPORTING PERSON IN – individual

*	Consists of (i) 3,176,878 shares of Common Stock held by HTS and (ii) 13,663,095 common units held by HTS and EPP, each of which is a subsidiary of Hunt Consolidated, an aggregate of 1,569,106 of which are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. The shares of Common Stock and common units were originally held by Hunt-InfraREIT and were subsequently distributed by Hunt-InfraREIT to HTS and EPP. Mr. Hunt is a co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis, beginning the day before the first year anniversary of the closing of InfraREIT, Inc.’s initial public offering.

±	In computing the percentage ownership, the reporting person has assumed that the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no units held by other persons have been exchanged for shares of Common Stock.

SCHEDULE 13D

Explanatory Note

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”), is being jointly filed by Hunt Consolidated, Inc., a Delaware corporation (“Hunt Consolidated”), and Hunter L. Hunt, a citizen of the United States and member of the board of directors of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.”). Hunt Consolidated and Mr. Hunt are collectively referred to as the “Reporting Persons.” This Amendment No. 1 relates to the common stock, par value $0.01 per share, of InfraREIT Inc. (“Common Stock”), including common units (“common units” and, together with the Common Stock, the “Securities”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”), and replaces and/or supplements Items 2 through 7 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 17, 2015 (the “Original Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report certain changes in beneficial ownership of shares of Common Stock and common units as a result of certain transactions (the “Waterfall Transactions”) that occurred pursuant to the Partnership Agreement on March 9, 2015. As part of the Waterfall Transactions and as further described in Item 3, Hunt-InfraREIT, L.L.C., a Delaware limited liability company and a subsidiary of Hunt Consolidated (“Hunt-InfraREIT”), received additional common units from the Operating Partnership as payment of the carried interest owed by the pre-IPO investors of InfraREIT, L.L.C., a Delaware limited liability company (“InfraREIT LLC”), to Hunt-InfraREIT. Concurrently, an equal number of shares of Class A common stock of InfraREIT Inc. and Class C common stock held by the pre-IPO investors of InfraREIT LLC were cancelled. In addition and immediately upon settlement of the carried interest, all remaining Class A Units held by the Reporting Persons converted on a one-for-one basis into common units.

Current information as to the beneficial ownership of Common Stock by the reporting persons is set forth in Item 5.

Item 2.	Identity and Background

The last sentence of the first paragraph of Item 2 is amended and restated in its entirety as follows:

The Securities reported in this Schedule 13D are held in the names of Hunt Transmission Services, L.L.C. (“HTS”) or Electricity Participant Partnership, LLC (“EPP”), each of which is a subsidiary of Hunt Consolidated.

Item 3.	Source and Amount of Funds or Other Consideration

The third and fourth sentences of the first paragraph of Item 3 are amended and restated in their entirety as follows:

The Securities reported in this Schedule 13D are held in the name of HTS or EPP, each of which is a limited partner of the Operating Partnership. Hunt-InfraREIT was a holder of units representing limited partnership interests in the Operating Partnership prior to the IPO and acquired certain shares of Common Stock and/or additional common units in the Reorganization Transactions as described under the headings “Pre-IPO Transactions,” “Closing Date Transactions” and “Waterfall Transactions.” Hunt-InfraREIT subsequently distributed its shares of Common Stock and common units to HTS and EPP as described below under “Distribution to HTS and EPP.”

Item 3 of the Original Schedule 13D is hereby amended to add the following at the end of such item:

Waterfall Transactions

Carried Interest

On March 9, 2015, pursuant to the Partnership Agreement, and as payment of the balance of the carried interest due to Hunt-InfraREIT as described under “Carry Crystallization” above, the Operating Partnership issued 2,329,283 common units to Hunt-InfraREIT and canceled an equal number of shares of Class A common stock and Class C common stock held by InfraREIT LLC’s pre-IPO investors.

Conversion of Class A Units to Common Units

On March 9, 2015, pursuant to the Partnership Agreement, 10,166,525 Class A Units held by Hunt-InfraREIT automatically converted on a one-for-one basis to common units.

Distribution to HTS and EPP

On March 10, 2015, following the Waterfall Transactions, Hunt-InfraREIT distributed its shares of Common Stock and common units to HTS and EPP.

Item 4.	Purpose of Transaction

The first three paragraphs of Item 4 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

As described in the Preliminary Note and Item 3 above, Hunt-InfraREIT acquired shares of Common Stock from InfraREIT Inc. and common units from the Operating Partnership in the Reorganization Transactions and subsequently distributed its shares of Common Stock and common units to HTS and EPP. In connection with the Reorganization Transactions, Hunt Consolidated and Hunt-InfraREIT entered into various agreements as described in Item 6 below.

The purpose of the acquisition of the Securities is for investment. After the IPO and the Reorganization Transactions, Hunt Consolidated, through its investment discretion and control over the Securities held by HTS and EPP, beneficially owns approximately 29.4% of InfraREIT Inc. based upon 57,228,590 shares of Common Stock issued and outstanding as of March 10, 2015, comprised of (i) 43,565,495 shares of Common Stock, which amount was provided by the Issuer, and (ii) 13,663,095 common units beneficially owned by Hunt Consolidated, assuming such common units have been exchanged, on a one-for-one basis, for shares of Common Stock as described below, but that no units held by other persons have been exchanged for shares. Mr. Hunt, as co-President of Hunt Consolidated, may be deemed to beneficially own the Securities owned by Hunt Consolidated.

Hunt Consolidated may transfer the Securities it holds as of the date hereof or in the future, whether directly or indirectly, to one or more of its affiliates. However, other than the potential transfer of Securities by Hunt Consolidated to an affiliate and the allocation of the pecuniary interest in common units by EPP to certain employees of or service providers to affiliates of Hunt Consolidated pursuant to benefit plans that predate the IPO, the Reporting Persons do not have any current specific plan or proposal to acquire, transfer or dispose of the Securities, consistent with the investment purpose. Subject to the terms of the Lock-Up Agreements (as defined below), the Reporting Persons at any time and from time to time may acquire additional Securities, or transfer or dispose of any or all of the Securities they own, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The information set forth in Rows 7 through 13 of the cover page of this Amendment No. 1 for each Reporting Person is incorporated herein by reference. Amounts include 3,176,878 shares of Common Stock and 13,663,095 common units owned directly by Hunt Consolidated or one of its subsidiaries. Mr. Hunt is a co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries and, therefore, may be deemed the beneficial owner of such Securities. Mr. Hunt disclaims beneficial ownership of the Securities, except to the extent of his pecuniary interest therein. The percentage amount set forth in Row 13 on the cover page for each Reporting Person is calculated, as discussed in Item 4 above, based upon 57,228,590 shares of Common Stock outstanding, which assumes that the common units beneficially held by the Reporting Persons have been exchanged, one-for-one, for shares of Common Stock, but that no units held by other persons have been exchanged for shares.

(c) The disclosure set forth in Item 3 above is incorporated herein by reference.

(d) An aggregate of 1,569,106 of the common units beneficially owned by the Reporting Persons are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. The beneficiaries of such common units have the right to receive distributions from such common units.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following at the end of such item:

As described above, following the Waterfall Transactions, Hunt-InfraREIT distributed its shares of Common Stock and common units to HTS and EPP. In connection with such distribution, HTS and EPP agreed to be bound by the Lock-Up Agreements, the Partnership Agreement and the Registration Rights Agreement to the same extent as Hunt-InfraREIT.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to include the following exhibit:

Exhibit 99.10:	Third Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP, dated as of March 10, 2015, by and among InfraREIT, Inc., Hunt-InfraREIT, L.L.C. and the other persons whose names are set forth on the partner registry as limited partners (incorporated herein by reference to Exhibit 10.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of March 9, 2015 and filed on March 10, 2015).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

March 10, 2015	HUNT CONSOLIDATED, INC.

	By:	/s/ Gregory S. Imhoff
	Name:	Gregory S. Imhoff
	Title:	Attorney-In-Fact

	By:	/s/ Gregory S. Imhoff as Attorney-In-Fact for Hunter L. Hunt

EXHIBIT INDEX

The Exhibit Index is hereby amended to include the following exhibit:

Exhibit 99.10:	Third Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP, dated as of March 10, 2015, by and among InfraREIT, Inc., Hunt-InfraREIT, L.L.C. and the other persons whose names are set forth on the partner registry as limited partners (incorporated herein by reference to Exhibit 10.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of March 9, 2015 and filed on March 10, 2015).